Exhibit 99.1

Ballard and Hyster-Yale Sign Supply and Collaboration Agreement For Air-Cooled Fuel Stacks For Class 3 Lift Trucks

VANCOUVER, April 30, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed a Master Supply Agreement (MSA) with Hyster-Yale Group ("Hyster-Yale", www.hyster-yale.com) encompassing the supply of minimum annual volumes of Ballard FCgen®-1020 air-cooled fuel cell stacks for use in powering Class 3 lift trucks and support on the design of a fuel cell electric propulsion system to power these lift trucks. The MSA runs until 2022.

Hyster-Yale is a leading global lift truck OEM offering over 280 different lift truck models and generating consolidated annual revenues of $2.9 billion. In 2014 Hyster-Yale's acquisition of Nuvera activated a strategy to design purpose-built, optimized fuel cell-powered lift trucks, and put in place significant expertise and capabilities for fuel cells.

The collaboration with Ballard, Nuvera, and Hyster-Yale will focus on air-cooled stacks for low power applications, complementing the existing Nuvera fuel cell solutions.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Hyster-Yale Group, Inc.
Hyster-Yale Group, Inc., designs, engineers, manufactures, sells and services a comprehensive line of lift trucks and aftermarket parts marketed globally primarily under the Hyster® and Yale® brand names.  Subsidiaries of Hyster-Yale Group include Nuvera Fuel Cells, LLC, an alternative-power technology company focused on fuel-cell stacks and engines, and Bolzoni S.p.A., a leading worldwide producer of attachments, forks and lift tables under the Bolzoni Auramo and Meyer brand names. Hyster-Yale Group, Inc. is a wholly owned subsidiary of Hyster-Yale Materials Handling, Inc. (NYSE:HY).  Hyster-Yale Materials Handling, Inc. and its subsidiaries, headquartered in Cleveland, Ohio, employ approximately 6,800 people worldwide.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/30/c7531.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:30e 30-APR-18